BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

November 7, 2025

Dreyfus Institutional Liquidity Funds

- BNY Dreyfus Stablecoin Reserves Fund

240 Greenwich Street

New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Dreyfus Stablecoin Reserves Fund (the "Fund"), a series of Dreyfus Institutional Liquidity Funds (the "Trust"), as follows:

Until November 30, 2026, BNYIA has contractually agreed to waive receipt of a portion of its management fee in the amount of .03% of the value of the Fund's average daily net assets. In addition, BNYIA has contractually agreed, until November 30, 2026, to waive receipt of its fees and/or assume the direct expenses of the Fund's shares so that the direct expenses (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed .18%. On or after November 30, 2026, BNYIA may terminate the fee waiver agreement and/or expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYIA to lower the net amounts shown and may only be terminated prior to November 30, 2026 in the event of termination of the Management Agreement between BNYIA and the Trust.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Windels
James Windels
Treasurer

Accepted and Agreed To:

DREYFUS INSTITUTIONAL LIQUIDITY FUNDS

By: /s/ Jeff Prusnofsky

Jeff Prusnofsky

Vice President